UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                        Commission File Number: 000-27235

[X] Form 10-KSB  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-QSB  [ ] Form N-SAR

For Period Ended:  June 30, 2001
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[  ]  Transition Report on Form 10-KSB   [  ]  Transition Report on Form 10-QSB
[  ]  Report on Form 20-F                [  ]  Transition Report on Form N-SAR
[  ]  Transition Report on Form 11-K

For the Transition Period Ended:
                                    --------------------------

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                         PART I - REGISTRANT INFORMATION

Consumer Marketing Corp.
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

Suite 104, 1456 St. Paul Street
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Address of Principal Executive Office (Street and Number)

Kelowna, British Columbia, Canada  V1Y 2E6
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City, State and Zip Code

                        PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

                           (Check box if appropriate)

[X] The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;

[X] The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

The Company's independent accountants have been unable to complete the audit and issue their report on the Company's financial statements for the year ending June 30, 2001 which is expected to be completed on or before October 12, 2001. Attached is a statement from Cordovano & Harvey, PC stating the required report of independent accountants, cannot be completed timely.

                           PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification:

Devinder Randhawa       (250)                     868-8177
-----------------       -----------------         ------------------
(Name)                  (Area Code)               (Telephone Number)

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                [ X ] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                [ ] Yes [ X ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable est6imate of the results cannot be made.

                            CONSUMER MARKETING CORP.
                   -------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 26, 2001         By:
      ------------------             -----------------------------------------
                                     Devinder Randhawa, President and Director

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001).

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


Cordovano and Harvey, P.C.                          Certified Public Accountants
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                                                    201 Steele Street
                                                    Suite 300
                                                    Denver, Colorado 80206
                                                    (303) 329-0220 Phone
                                                    (303) 316-7493 Fax


September 26, 2001


Attachment to Form 12b-25

Consumer Marketing Corp.
Suite 104
1456 St. Paul Street
Kelowna, B.C.
V1Y 2E6


We have requested but not received the required evidential matter to support and document certain financial transactions of the Company. It is our understanding that this information will be furnished to us in a timely manner in order to file our audit report on or before October 12, 2001.




/s/Cordovano & Harvey, PC
-------------------------
Cordovano & Harvey, PC